Exhibit 99.1

NORTH AMERICAN NICKEL INC. 500 – 200 W. Esplanade North Vancouver, B.C. V7M 1A4 Tel: (604) 986-2020 Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL ANNOUNCES DEBT FINANCING

Vancouver, British Columbia, April 22, 2016 – North American Nickel Inc. (TSX VENTURE: NAN) (OTCBB: WSCRF) (CUSIP: 65704T 108) (the “Company” or “NAN”) announces it has, subject to approval of the TSX Venture Exchange (the “TSX-V”), entered into a term loan (the “Loan”) with its major shareholder The Sentient Group (“Sentient”).

Pursuant to the terms of the Loan, Sentient will advance C$4.5 million to the Company. These funds will enable the Company to make commitments in relation to its planned exploration program for 2016. The Loan is due on April 30, 2017 and has been made on an interest free basis. Subject to approval of the TSX-V, Sentient is to be paid 952,380 common shares in the capital of the Company (the equivalent value of 2.2% of the principal amount of the Loan) as a fee for advancing the Loan. The Loan is subject to early pre-payment in the event that, during the term of the Loan, the Company completes a private placement for gross proceeds of C$2 million or more.

The entering into of the Loan was unanimously approved by the board of directors of NAN, a director with a relationship with Sentient having declared a conflict and not participating in discussions or voting.

The transaction is a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”). The Company is relying upon the exemptions set out at sections 5.5(a) and 5.7(a) of MI 61-101, from the requirements for a valuation and majority of the minority approval pursuant to MI 61-101. The Company is not aware of any prior valuations having been made within the prior 24 months.

About North American Nickel

North American Nickel is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Sudbury, Ontario.

The Maniitsoq property in Greenland is a Camp scale project comprising 2,985 square km covering numerous high-grade nickel-copper sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The >75km-long belt is situated along, and near, the southwest coast of Greenland accessible from the existing Seqi deep water port (See NAN News Release dated January 19, 2015) with an all year round shipping season and abundant hydro-electric potential.

The Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-platinum group metal deposit of KGHM International Ltd. The property lies along the extension of the Whistle Offset dyke structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

Cautionary Note Regarding Forward-looking Statements

This press release contains certain “forward-looking statements” and “forward-looking information” under applicable securities laws concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the availability of financing, the availability of regulatory approvals for the financing, the ability to retain appropriate contractors; the benefits of the development potential of the properties of the Company and currency exchange rate fluctuations. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the inability to obtain adequate financing, the inability to obtain regulatory approvals required in relation to that financing and the inability to retain appropriate contractors. The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

ON BEHALF OF THE BOARD OF DIRECTORS

Mark Fedikow

President

North American Nickel Inc.

For more information contact:

North American Nickel Inc.

Jaclyn Ruptash

Corporate Communications

604-986-2020

Toll free: 1-866-816-0118

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.